SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 February 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 22 February 2022

Exhibit No: 99.1

This announcement contains inside information

IHG PLC - Full Year Results to 31 December 2021

	Reported			Underlying1
	2021	2020	% change2	% change
REPORTABLE SEGMENTS1:
Revenue1	$1,390m	$992m	+40%	+39%
Revenue from fee business1	$1,153m	$823m	+40%	+38%
Operating profit1	$534m	$219m	+144%	+138%
Fee margin1	49.6%	34.1%	+15.5%pts
Adjusted EPS1	147.0¢	31.3¢	+370%	KEY METRICS:
GROUP RESULTS:				● $19.4bn total gross revenue1
Total revenue	$2,907m	$2,394m	+21%	(30)% vs 2019 (+43% vs 2020)
Operating profit/(loss)	$494m	$(153)m	NM	● (30)% global FY RevPAR1
Basic EPS	145.4¢	(142.9)¢	NM	vs 2019 (+46% vs 2020)
Total dividend per share	85.9¢	- ¢	NM	● (17)% global Q4 RevPAR1
Net debt1	$1,881m	$2,529m	(26)%	vs 2019 (+71% vs 2020)
1   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
2   Percentage change shown unless not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

●	Significant improvement in trading during the year, with RevPAR recovering to 70% of 2019 levels (83% in Q4)
●
Particularly strong recovery in the US, resulting in Americas FY RevPAR (20)% vs 2019, with Greater China (29)% and EMEAA (52)%; in Q4, Americas improved to (7)% vs 2019, with Greater China (33)% and EMEAA (33)%

●	Global Q4 RevPAR of (17)% vs 2019 reflected rate attained broadly in line with 2019 levels and occupancy 11%pts lower; Q4 occupancy was 56% (53% FY), with the US reaching 61% (61% FY)
●	Operating profit from reportable segments of $534m, +144% vs 2020, (down 38% vs 2019); reported operating profit of $494m, after System Fund result of $(11)m and operating exceptionals of $(29)m
●	Fee business cost savings of $75m vs 2019 achieved and sustainable in future years; additional temporary reductions in the 2021 cost base of $25m are not expected to be retained
●
Net cash from operating activities of $636m (2020: $137m), with adjusted free cash flow1 of $571m (2020: $29m); result includes strong cash conversion and a System Fund inflow following an outflow in the prior year

●	Leverage substantially reduced, with our net debt:adjusted EBITDA ratio now 3.0x
●	Final dividend of 85.9¢ proposed, equivalent to the withdrawn final payment in respect of 2019
●
Gross system growth of +5.0% YOY; net (0.6)% YOY, after 49.7k rooms removed; ~70% of removals were across Holiday Inn and Crowne Plaza, driven by the completion of the estate review for these two brands

●	Opened 44.0k rooms (291 hotels) over the year, +12% vs 2020; global estate now at 880k rooms (5,991 hotels)
●	Significant acceleration in signings in Q4 at 23.7k, close to levels achieved in 2019; strongest increase in EMEAA
●	Signed 68.9k rooms (437 hotels) in total in 2021, +23% vs 2020; global pipeline now at 271k rooms (1,797 hotels)
●	Conversions ~25% of openings; first six properties secured for new Luxury & Lifestyle brand, Vignette Collection

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:
"Trading improved significantly in 2021, with RevPAR getting closer to pre-pandemic levels as the year went on, profitability and cash flow rebounding strongly, and signings accelerating in Q4. Working hand in hand, our colleagues and hotel owners have once again shown incredible efforts to navigate the ebbs and flows of recovery. As vaccination rates rise and restrictions are lifted around the world, we are seeing the demand for travel increase. While there may be unexpected challenges ahead, we are confident in our ability to respond and adapt to what consumers and owners need as we position IHG for strong future growth.

Through our strategic priorities, we continue to build a better, stronger company for guests and owners. Our commitment to maintaining a high-quality estate and investing in operations, service and new designs is driving the success of our established brands. The addition of attractive new brands in multiple segments has opened up further growth opportunities globally. Our loyalty programme will be transformed this year, alongside important enhancements to our digital channels and experiences, and we are committed to ensuring that as we grow around the world, we do so in the right way through our Journey to Tomorrow plan and joining campaigns such as Race to Zero.

Recognising the scale of our ambitions and the strengths and efficiencies of our distribution and technology platforms, owner interest in our brands continues to increase. Development activity was well ahead of 2020, with 437 hotel signings contributing to a global pipeline that represents more than 30% of today's system size.

With the strong financial improvements delivered in 2021, including more than doubling our operating profit from reportable segments and substantially reducing our net debt, the Board is pleased to be recommending the reinstatement of a dividend. The signs are encouraging that we are nearing the end of the pandemic, and we are confident in the strength of IHG's enterprise, market positioning and ability to drive attractive levels of long-term, sustainable growth."

For further information, please contact:
Investor Relations (Stuart Ford; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

For the purposes of the Market Abuse Regulation, the person responsible for arranging the release of this announcement is Nicolette Henfrey, EVP, General Counsel & Company Secretary.

Presentation for analysts and shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:30am (London time) on 22 February 2022 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations or directly on https://www.investis-live.com/ihg/61f4103a5acd270d004e5aed/tyyt.

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	0800 640 6441
UK Local:	0203 936 2999
US:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	26 40 39

An archived webcast of the presentation is expected to be available later on the day of the results and will remain on it for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:

UK:	0203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Passcode:	24 66 47

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 22 February. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-  Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-  Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-  Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-  Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Attractive industry fundamentals

The long-term attractiveness of our markets and their future growth potential are considered to be unchanged by the Covid-19 pandemic. The pre-existing industry tailwinds, such as a growing global population, rising middle classes, the increasing desire for travel and new experiences, and the human need to physically interact and collaborate, give confidence as drivers of continued growth. The Travel & Tourism sector contributed almost $9 trillion or 10% to the world's GDP in 2019. The sector outpaced global economic growth each year for a decade. Over that period, the hotel industry saw consistent growth in RevPAR and the expansion of branded market share, benefitting from consumer trends and the strength of global brands and enterprise systems such as those of IHG.

The industry is expected to return to robust levels of growth in new-build supply over the longer term, which is in addition to the RevPAR growth driven by the existing hotel room inventory. We also anticipate that further increases in consumer focus on trusted brands, technology platforms and booking flexibility should favour leading brands such as IHG's with both owners and guests.

2021 has already demonstrated a strong recovery from the significant demand suppression that our industry incurred in 2020 as a result of the pandemic. A rapid return in demand has been led by removals of travel restrictions, vaccinations, and a revival of economic activity. This return has been quickest in domestic leisure, whilst essential business demand had already proved resilient. Discretionary business travel, group bookings and international trips have also more recently shown encouraging signs of recovery.

We understand the shifting trends and are responding and adapting. The pandemic may lead to some structural changes for our industry, such as an element of technology replacing certain kinds of business travel. However, we are already seeing clear signs of business demand returning. There will also be other trends, including a greater use of hotels to facilitate a global shift to increasingly flexible working arrangements. These further support a view that overall demand levels could be little changed.

We therefore anticipate the attractive industry fundamentals to be fully restored in the longer term, even though a volatile demand environment may still continue in the short term whilst temporary travel restrictions prevail. Supporting this, according to Oxford Economics, global hotel room nights consumed grew at a CAGR of just under 5% in the decade through to 2019, and are expected to be back above 2019 levels by 2023, and to resume growing at a similar CAGR of just under 5% in their forecasts through to 2030. Furthermore, the latest industry forecasts by STR and CBRE, providers of hospitality industry analytics, expect US industry RevPAR to return to 2019 levels by the end of 2023.

IHG strongly positioned for both resiliency and growth in shareholder value

IHG's weighting towards essential business and domestic leisure travel has driven resilience relative to the wider industry during the Covid pandemic. The midscale segments, which represent ~70% of our system size and includes our market-leading Holiday Inn Express brand, have historically been impacted less and recovered faster than other segments in economic downturns. Our business is also weighted towards non-urban markets that are less reliant on international inbound travel (~95% of our US business is domestic driven) and less reliant on large group meetings and events. These weightings supported IHG's ability to outperform the wider industry during the pandemic. Our asset light, fee-based, predominantly franchised model has also delivered resilience in terms of cash flow and profitability.

As we look to future growth, in addition to the attractive RevPAR growth characteristics of our overall industry, IHG expects to be able to gain further market share. This will be driven by the expansion of our estate, leveraging our scale efficiencies and investing in our brands, technology and loyalty programmes. Our system size growth will in part be driven by increased conversion activity (either from independently branded hotels or other real estate), as well as an ongoing level of new-build development, reflecting lenders' recognition of the strength and value of IHG's enterprise system and reputation for generating attractive investment returns. Our ambition is to deliver industry-leading net rooms growth. Whilst 2020 and 2021 saw IHG's net system size remain broadly flat, we are confident of reverting back to pre-pandemic levels, with IHG's net system growth being 4.8% in 2018 and 5.6% in 2019.

Our ability to expand the Group's fee margins will increase our profitability, additive to the long-term attractive levels of growth in RevPAR and net system size, which drive IHG's fee revenue. The benefit of scale advantages and efficiencies, along with brands and markets becoming more mature, saw fee margins expand on average by over a 100bps a year over the decade through to 2019, to reach 54.1% that year. Our progress on sustainable cost reductions in 2021 will also support increased margins. In the Americas region, given the strong recovery of demand in the US and our particular weighting to the franchise model in this market, margins in 2021 are already ahead of 2019.

As an asset-light business, we focus on growing our fee revenues and fee margins, with limited requirements for capital. This enables us to grow our business whilst generating high returns on invested capital. Our track record of strong cash generation has also enabled IHG to enhance earnings growth through our approach of returning excess capital to shareholders.

Summary of our approach to capital allocation and shareholder returns

Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

IHG has a strong track record of paying shareholders a sustainably growing ordinary dividend, and additionally returning surplus funds to shareholders when these are not required to invest in the business for optimising growth and long-term shareholder value creation. Since demerger in 2003, IHG has returned some $13.6bn to shareholders, $2.4bn through ordinary dividends and $11.2bn via additional returns.

In 2020, in response to the onset of Covid and as part of our actions to preserve cash in order to maintain substantial liquidity and support our conservative balance sheet approach, IHG's Board withdrew its recommendation of a final dividend in respect of 2019, a payment of which would have had a cash outflow of ~$150m in the first half of 2020.

Since then, trading has improved significantly in 2021, leading to profitability rebounding, accompanied by strong cash flow and a reduction in net debt. The Board's perspectives on the uses of cash generated by the business are unchanged: ensuring the business is appropriately invested in to optimise growth, funding a sustainably growing dividend, and then returning excess funds to shareholders, whilst maintaining our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA. This ratio was 3.0x at 31 December 2021.

The Board is therefore proposing a final dividend of 85.9¢ in respect of 2021, an amount equivalent to the withdrawn final payment in respect of 2019. No interim dividend was paid in respect of 2021. Going forward, dividend payments will be reflective of IHG's prior approach to sustainably grow the ordinary dividend whilst targeting a level of leverage that maintains an investment grade credit rating, and ensuring careful consideration of our responsibilities to all stakeholders. The Board will also continue to actively assess the opportunity for any surplus capital to be additionally returned through special dividends or share buybacks.

The ex-dividend date is Thursday 31 March 2022 and the Record date is Friday 1 April. Subject to shareholder approval at the AGM on Friday 6 May, the dividend will be paid on Tuesday 17 May.

System size and pipeline progress

The long-term attractiveness of IHG's brands and the markets we operate in have supported increased opening and signings activity in 2021:

●	Global system of 880k rooms (5,991 hotels) at 31 December 2021, weighted 68% across midscale segments and 32% across upscale and luxury
●	Gross growth of 5.0%, with 44.0k rooms (291 hotels) opened, up +12% vs 2020
●	Removals of 49.7k rooms (264 hotels) or (5.6)%; of these, 34.3k (151 hotels) were Holiday Inn and Crowne Plaza rooms, driven by the completed review, and impacting total global system size by (3.9)%
●	Future removal rate expected to revert to average ~1.5%
●	Global pipeline of 271k rooms (1,797 hotels), which represents over 30% of current system size; pipeline change YOY of (0.4)%
●	Signed 68.9k rooms (437 hotels), up +23% vs 2020
●	More than 40% of the global pipeline is under construction, in line with prior years, and with some improving trends in ground breaks starting to be seen by Q4
●	45 hotels or less than 1% of the global estate remained temporarily closed at 31 December 2021, a significant improvement from nearly 300 hotels at the start of the year

System and pipeline summary of movements in 2021 and total closing position (rooms):

	System					Pipeline
	Openings	Removals	Net	Total	Change YOY%	Signings	Total
Group	43,958	(49,667)	(5,709)	880,327	(0.6)%	68,870	270,960
Americas	15,739	(30,662)	(14,923)	499,089	(2.9)%	17,647	96,603
EMEAA	10,162	(13,811)	(3,649)	224,200	(1.6)%	20,376	80,932
G. China	18,057	(5,194)	12,863	157,038	+8.9%	30,847	93,425

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Updates on our strategic priorities

1.   Build loved and trusted brands

Across our portfolio, we continue to move at pace to introduce new brands, take recent brand additions to scale, and invest in the further growth of our established brands through an ongoing focus on design, service and quality.

Launch of Vignette Collection
Launched in August 2021, our  collection brand, Vignette Collection, complements our existing Luxury & Lifestyle brands, whilst also offering a different price point to our upscale conversion brand voco. Six Vignette properties have already been secured, the first of which was open by the end of the year. Owners that join the collection will gain access to our world class revenue delivery systems, technology platforms, loyalty offering, operational expertise and procurement savings, without high upfront costs or any compromise on their hotel's distinctive identity. Accelerating IHG's growth, we expect to attract more than 100 properties over the next decade.

The upscale and luxury segments currently represent 32% of our system size and 42% of our pipeline. These market segments were worth over $100bn in rooms revenue globally in 2019, and over 40% or around 1.5 million rooms are currently independent. Owners of independent hotels and small chains are increasingly attracted by the opportunity to benefit from the scale, expertise and investment of a global system, illustrated by conversions as a proportion of our total signings growing since 2019.

Completion of the Holiday Inn and Crowne Plaza review
Holiday Inn and Crowne Plaza are two powerful global brands. In 2021, 68 new hotels were opened, whilst 84 signings grew their combined pipeline to 340 hotels, equivalent to over 20% growth on the current system of 1,594 properties.

To protect their significant future growth prospects, in 2021 we completed a review to address the consistency and quality of the hotel estate, reflective of the expectations of IHG, our owners and guests. In total, 151 hotels were removed from the Holiday Inn and Crowne Plaza estates. The reduction of 34.3k rooms represented 10% of the combined estate for these two brands at the start of the year, or 3.9% of our global system size. In addition, as part of the review, a further 83 hotels in the Americas and EMEAA regions have committed to improvement plans or scopes of work, reflecting significant investment by owners. Through the outcomes of the review, together with other property improvements and new openings over the last four years, this will result in two-thirds of the Americas Holiday Inn estate having been updated recently, and three-quarters of the Crowne Plaza estate.

Completion of the review will lead the future removal rate for these brands to align more with the remainder of the estate, which averaged 1.6% a year between 2016 and 2019. Given the prior elevated levels of removals of Holiday Inn and Crowne Plaza hotels, the removal rate of the overall IHG estate averaged 2.2% over these years.

Other notable developments in 2021 included:

●      Strengthening our IHG Hotels & Resorts masterbrand. New masterbrand marketing approach adopted to increase reach and enhance perception among consumers of IHG's brands across Luxury & Lifestyle, Premium, Essentials and Suites. This drove uplifts in brand awareness and brand preference metrics.

●      Increased conversion activity. Achieved 21 signings for voco, taking it to 69 openings and signings across 25 countries since launch in 2018. The addition of resort destinations and all-suites properties demonstrate the brand's flexibility. Conversions represented 13 of voco's signings in 2021, with a further 83 conversion signings across our other brands, including several multi-brand portfolio deals that reflect the increased breadth of IHG's offering.

●      Driving avid and Atwell Suites to scale. Our avid brand has already become the second largest contributor to system growth, with a doubling of the number of hotels open to 48, a further 164 in the pipeline and the brand outperforming peers in guest satisfaction. Our first Atwell Suites property is set to open in Miami in the coming weeks, and the accelerated signings pace in 2021 resulted in a pipeline of 23 hotels.

●      Growing momentum behind Six Senses and Regent. Six Senses has grown to 21 open properties and a pipeline of 33, which combined represents an increase of more than 50% in its presence since acquisition in 2019. Regent now has seven open properties and a further eight in the pipeline, with strong international owner interest that will be supported by the opening of the flagship Regent Hong Kong later in 2022.

●      More market debuts. Kimpton's growth to 75 hotels included its first in France, and its pipeline of 35 includes market debuts in Mainland China and Australia this year. Hotel Indigo has reached 130 properties in over 20 countries, and with focused work on accelerating the speed to open for the brand, a record year of openings is expected for 2022. Our extended stay brands, Candlewood Suites and Staybridge Suites, continued to be among the strongest RevPAR performers in our portfolio, with recent signings for Staybridge including its first hotels in France, Spain and India.

●      Holiday Inn Express well-positioned for further growth. In its 30th year, Holiday Inn Express reached 3,000 properties globally and now has a pipeline of 645 hotels, representing 26% of its current system size. The brand achieved a leading share of signings in its chain scale in the US, whilst a first opening in Japan extended its presence to 50 countries.

●      InterContinental Hotels & Resorts celebrates its 75th Diamond Anniversary year. Maintaining its position as a global leader in luxury, our InterContinental estate grew to 204 hotels, with 23 signings, including 15 in EMEAA, increasing its global pipeline to 79 properties. Our work on contemporising and future proofing the brand continues, and guest satisfaction scores saw another year of outperformance against its brand peers.

2.   Customer centric in all we do

Delivering True Hospitality means creating seamless and tailored guest experiences that generate increased demand, and ensuring that as we deliver those things, we do so with efficient operations and high returns in mind for our owners.

Transforming loyalty
Our IHG Rewards loyalty programme is critical to our business and future growth. Our more than 100 million loyalty members are responsible for around half of all room nights globally each year, stay in our hotels more often, and spend 20% more than non-members. They are also 9x more likely to book direct, which is our most profitable channel.

In 2021, highlights in the development of our loyalty proposition included:

○	Reward Night bookings largely recovering to pre-pandemic levels, with participation rates of our higher tiered members, and particularly leisure customers, exceeding pre-pandemic levels
○	A further nine million loyalty members added, despite the Covid-related challenges to on-property enrolment, and with record enrolments over our web and mobile channels
○
Through growth in Reward Night dynamic pricing, on average the number of loyalty points required to book IHG hotels is expected to be around 15% less in 2022 than 2019, helping members get free nights faster, and without increased cost to our owners due to compensating changes in the reimbursement rates

○
We extended membership tier status and continued the temporary pause on points expiration, used targeted loyalty promotions and Enrol & Stay campaigns to drive new guests and members and fast-track the status of returning travellers, and integrated more Six Senses resorts into the programme

As announced in January 2022, we will be relaunching a transformed IHG Rewards programme this year, designed to offer more rewarding member tiers and points value; provide richer benefits and exceptional choice, especially for our elite members; and attract more next generation travellers. This will be brought to life by a re-energised frontline culture to deliver great member experiences, supported by new tools, training and incentives.

The first phase was announced in January and goes live in March. This creates a new, simplified tier structure based upon nights and points qualification, with more bonus points awarded across the new Silver Elite, Gold Elite and Platinum Elite tiers, and maintaining our industry-leading bonus points for the Diamond Elite tier, our most loyal customers. The programme is designed to maximise return on investment for our hotel owners, and will continue to be self-funded through the System Fund. Greater efficiency will be enabled by member choice, with costs incurred for only the benefits that individual member values most. Cost will be reduced for all hotels through eliminating some previous welcome amenities and enrolling stay assessments, which creates capacity to invest in the new higher-value benefits.

To be announced in the coming months will be further phases which will bring new, customer-preferred benefits, and to enable unique options to personalise and put the member in control, supported by the next generation of our IHG mobile app.

Other customer centric developments in the year included:

●      Supporting owners with operational challenges
○
Brand standards have been evolved or removed to help create more efficient and effective operations for owners, whilst still delivering on guest expectations - all supported by clear hotel action plans and training to drive performance and address opportunities from guest feedback. This assistance continues, for example with 80 brand standards still being relaxed for owners in the Americas region to support managing costs.

○
Staffing challenges met with new hiring resources, deeper relationships with job platforms, targeted social media campaigns, and new flexible working initiatives. New or enhanced programmes have also been introduced to support retention and accelerate development of talent.

○
Supply chain pressures met with an expanded procurement offer that uses IHG's scale and expertise to deliver new solutions, resulting in net year-on-year savings of more than 10% for owners across the $1.3bn of spend managed by IHG. One important cost category, particularly in our select service formats, is breakfast, which has seen our procurement solutions lower costs by around 15%.

●      Driving more demand to our hotels. IHG has created increasingly tailored marketing campaigns and promotions, supported by new resources and services within our Revenue Management for Hire (RMH) programme that helps hotels quickly identify and act on revenue opportunities using business intelligence and data. Key demographics of returning demand within specific leisure travel categories have been targeted with real-time search/location campaigns, and corporate travellers with tailored 'Welcome Back to Business' campaigns. IHG's award-winning dedicated SME programme, IHG Business Edge, increased enrolled accounts by 44% to over 57,000, gaining share.

●      Improving rate negotiations for our owners. Delivered revenue improvements and faster responses for owners using IHG's award-winning centralised RFP processes (CRFP), with 2,200 hotels now using the service. The process to roll over corporate rates has also been successful, with high adoption and corporate customers also embracing IHG's strategic pricing model which transitions from static to dynamic rates and helps shift market share of corporate account volumes to IHG.

●      Updating guest room and public space designs. Ongoing programmes across brands further enhance the guest experience and drive stronger returns for owners. These include our Formula Blue concept for Holiday Inn Express adopted in over 1,200 hotels in the Americas since its introduction in 2014, with an enhanced '2.0' iteration further reducing the cost-per-key for owners across furniture, fixtures and equipment (FF&E) by approximately 10%. Other 'next-gen' formats and refurbishments are being widely applied across Holiday Inn, Candlewood Suites and Staybridge Suites.

●      Evolving the stay experience. Food and beverage options have been reintroduced for guests, whilst new solutions for group events were added to our award-winning Meet with Confidence programme. These, in combination with all our other developments and initiatives, supported IHG's Guest Satisfaction Index (GSI) continuing to improve during 2021 and achieving scores of 100 or better for each of our brands, reflecting outperformance against peers.

3.   Create digital advantage

Our digital-first approach enables seamless experiences across the guest journey, drives direct bookings, creates efficiencies, and delivers the right data, insights, technology and platforms to drive performance for owners.

Developments in the year included:

●      Enabling attribute pricing and the selection of stay enhancements. Around 95% of hotels have now completed detailed room inventory assessments to prepare for attribute pricing on our industry-leading Guest Reservation System (GRS), which will allow guests to choose specific room characteristics when booking their stay and seamlessly add additional non-room stay enhancements. These, together with other booking flow improvements, enable guests to fully tailor their trip, and owners to generate maximum value from their hotel's unique attributes.

●      Simple room rates. To improve the booking experience for guests we have simplified room rates and focused on achieving consistency across all channels, as we look to encourage booking direct and drive low-cost revenue for our owners. In January 2022, we also moved to centralise our wholesale distribution.

●      Enhancing customer service. AI voice-activated platforms used to answer and route customer calls is helping increase both satisfaction scores and higher average daily rates on bookings, whilst a digital concierge chatbot has also been introduced on IHG.com and the IHG mobile app to further assist customer bookings and communication. Further streamlining the digital guest experience, digital arrivals has now expanded to nearly 4,000 properties.

●      Next generation IHG mobile app under development and piloting. With full roll out planned in 2022, our next-gen App, using data insights and new designs, will provide a richer customer experience, enable personal and timely marketing offers, and allow us to introduce new features, fast, including enabling new benefits as part of the transformed loyalty offer. The enhancements are expected to increase direct bookings and loyalty engagement for our owners and drive incremental spend during stays.

4.   Care for our people, communities and planet

Central to our priority to care for our people, communities and planet, and our purpose of True Hospitality for Good, is our 2030 Journey to Tomorrow plan, which launched in 2021 with a series of ambitious commitments.

Developments in 2021 included:

●      Carbon & energy
○
Joining the UN's Race to Zero campaign, we upgraded our 2030 science-based target to align with the most ambitious target of the Paris Agreement to limit global warming to 1.5°C, with our aim to now reduce absolute scope 1, 2 and 3 greenhouse gas emissions by 46% by 2030. IHG also became the first hotel group to join the UK's Zero Carbon Forum.

○
We have developed a comprehensive decarbonisation roadmap, setting out plans to improve the energy efficiency of existing hotels, help owners source renewable energy, and establish our approach for new-build hotels to operate at very low or zero-carbon in the future. Immediate steps included launching an automated data collection programme for all hotels globally, and creating a new Hotel Energy Reduction Opportunities (HERO) tool, which will be key to helping our hotels develop energy, carbon and water reductions. In 2022, every IHG hotel will have an individual energy reduction target.

●      Diversity, equity & inclusion (DE&I)
○
Corporate employees completed more than 10,000 hours of conscious inclusion training during the year, and new Inclusion and Wellness Metrics were incorporated into our employee engagement survey to help measure our progress over time.

○
New programmes such as Ascend in the Americas were launched to help increase ethnically diverse representation in leadership roles and IHG's progress was recognised recently for an 8th year running as a 'Best Place to Work for LGBTQ Equality', with a 100% rating in the Corporate Equality Index, alongside a Highly Commended award in the Company of the Year category at the European Diversity Awards.

●      Human rights. Requirements related to mitigating migrant worker risks in our hotels were developed in the year, alongside a continued assessment of our supply chain risks and approach to the due diligence of suppliers.

●      Communities. More than 40,000 colleagues volunteered to help more than 350,000 people during IHG's Giving for Good month. The IHG Academy programme expanded with the IHG Skills Academy, a free global virtual learning platform that breaks down barriers to education and training. IHG also continued to support its many charity partners responding to natural disasters around the world.

●      Water. Work continued on water stewardship projects in Shenzhen, China, and Hayman Island, Australia, in partnership with the Alliance for Water Stewardship.

●      Waste. Bathroom bulk amenities solutions were secured for all IHG hotel brands and markets, with the switch reducing our plastic usage by an estimated 850 tonnes in the Americas region alone. Negotiated through IHG Procurement, these bulk products also provide hotels with cost savings of 10-30%. A global food waste training module was developed for our hotels ahead of rollout in 2022.

Summary of financial performance

INCOME STATEMENT SUMMARY
	12 months ended 31 December

	2021	2020	%
	$m	$m	change
Revenue
Americas	774	512	51.2
EMEAA	303	221	37.1
Greater China	116	77	50.6
Central	197	182	8.2
	____	____	____
Revenue from reportable segmentsa	1,390	992	40.1

System Fund revenues	928	765	21.3
Reimbursement of costs	589	637	(7.5)
	_____	_____	_____
Total revenue	2,907	2,394	21.4
	_____	_____	_____
Operating profit/(loss)
Americas	559	296	88.9
EMEAA	5	(50)	NMb
Greater China	58	35	65.7
Central	(88)	(62)	41.9
	____	____	_____
Operating profit from reportable segmentsa	534	219	143.8
Analysed as:
Fee Business excluding central	658	340	93.5
Owned, leased and managed lease	(36)	(59)	(39.0)
Central	(88)	(62)	41.9

System Fund result	(11)	(102)	(89.2)
	____	____	____
Operating profit before exceptional items	523	117	347.0
Operating exceptional items	(29)	(270)	(89.3)
	____	____	____
Operating profit/(loss)	494	(153)	NMb

Net financial expenses	(139)	(140)	(0.7)
Analysed as:
Adjusted interest expensea	(142)	(130)	9.2
System Fund interest	3	4	(25.0)
Exceptional financial expenses	-	(14)	-

Fair value gains on contingent purchase consideration	6	13	(53.8)
	____	____	____
Profit/(loss) before tax	361	(280)	NMb

Tax	(96)	20	NMb
Analysed as
Tax before exceptional items and System Funda	(125)	(32)	290.6
Tax on exceptional items and exceptional tax	29	52	(44.2)
	____	____	____
Profit/(loss) for the year	265	(260)	NMb

Adjusted earningsc	269	57	371.9

Basic weighted average number of ordinary shares (millions)	183	182	0.5
	____	____	____
Earnings/(loss) per ordinary share
Basic	145.4¢	(142.9)¢	NMb
Adjusteda	147.0¢	31.3¢	369.6

Dividend per share	85.9¢	-	NMb

Average US dollar to sterling exchange rate	$1: £0.73	$1: £0.78	(6.4)

a    Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
b    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c    Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

Revenue

Trading improved significantly during the year, with Group comparable RevPARa getting closer to pre-pandemic levels. More travel demand returned as vaccines rolled out, government-mandated restrictions eased and economic activity started to rebuild. Through the summer months many markets, including the US and UK, saw significant improvements, driven by domestic leisure travel. Whilst the ability of travellers to freely move between and within countries continued to vary significantly, the second half of the year saw a gradual further improvement in overall trading conditions.

Group comparable RevPARa declined 34% in the first quarter, then grew 151% in the second quarter, 66% in the third quarter, 71% in the fourth quarter and 46% in the full year. When compared to the pre-pandemic levels of 2019, Group comparable RevPARa declined 51% in the first quarter, 36% in the second quarter, 21% in the third quarter, 17% in the fourth quarter and 30% in the full year.

Our other key driver of revenue, net system size, decreased by 0.6% year-on-year to 880.3k rooms, impacted by 34.3k Holiday Inn and Crowne Plaza removals as we concluded our quality review of these brands.

During the year ended 31 December 2021, total revenue increased by $513m (21.4%) to $2,907m, including a $48m reduction in cost reimbursement revenue. Revenue from reportable segmentsb increased by $398m (40.1%) to $1,390m, driven by the improved trading conditions. Underlying revenueb increased by $387m to $1,373m, with underlying fee revenueb increasing by $314m. Owned, leased and managed lease revenue increased by $68m.

Operating profit and margin

Operating profit improved by $647m from a loss of $153m to a profit of $494m, including a $241m net reduction in operating exceptional items, a $91m improvement in the System Fund result, from a $102m deficit to an $11m deficit, and a $36m decrease in the charge for expected credit losses on corporate trade receivables.

Operating profit from reportable segmentsb increased by $315m (143.8%) to $534m, driven by improved demand and the delivery of sustainable fee business cost savings. Underlying operating profitb increased $308m to $531m.

Fee marginb increased by 15.5 percentage points to 49.6%, benefitting from the improvement in trading and focussed cost management.

The impact of the movement in average USD exchange rates for 2021 netted to a nil impact on operating profit from reportable segmentsb.

If the average exchange rate during January 2022 had existed throughout 2021, the 2021 operating profit from reportable segments would have been $5m higher.

System Fund

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations, and the hotel loyalty programme, IHG Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2021, System Fund revenues increased $163m (21%) to $928m, primarily driven by the recovery in travel demand yielding higher assessment revenues.

The System Fund income statement deficit reduced by $91m to $11m, primarily due to the rebound in travel demand and associated assessment income, partially offset by the reversal of temporary savings realised in 2020.

Reimbursement of costs

Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net profit for the year.

In the year to 31 December 2021, reimbursable revenue decreased by $48m (7.5%) to $589m. The reduction reflects the impact of the prior year termination of the SVC portfolio in the Americas estate, meaning the overall scale of reimbursements fell.

a   Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.

b   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the  Group Financial Statements.

Operating exceptional items

Operating exceptional items totalled $29m, comprising the $25m provisionally agreed costs to settle two commercial disputes in the Americas and EMEAA, and the reversal of a $4m fair value gain recorded in 2020 on the put option over part of the Group's investment in the InterContinental Barclay hotel.

Further information on exceptional items can be found in note 5 to the preliminary Group Financial Statements.

Net financial expenses

Net financial expenses decreased by $1m to $139m. Adjusted interesta, which excludes exceptional finance expenses, and adds back interest relating to the System Fund, increased by $12m to an expense of $142m. The increase in adjusted interesta was primarily driven by increased average bond debt.

Fair value gains on contingent purchase consideration

Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses. The net gain of $6m (2020: $13m) primarily arises from the conditions related to the Six Senses contingent purchase consideration no longer being met. The total contingent purchase consideration liability at 31 December 2021 is $73m (2020: $79m).

Taxation

The effective rate of tax on profit before exceptional items and System Funda was 31% (2020: 38%); this was lower than 2020 largely due to the improved profit base. In May 2021, a change to the UK rate of Corporation Tax was enacted which led to a $30m credit; $26m was recorded as an exceptional credit within the Income Statement and $4m within the Statement of Other Comprehensive Income. A net credit of $3m arose on other accounting exceptional items (2020: $52m). Further information on tax within exceptional items can be found in note 5 to the preliminary Group Financial Statements. Net tax paid in 2021 totalled $86m (2020: $41m) and included refunds in the US of $15m (2020: $24m). No more significant refunds are expected.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. The IHG Audit Committee reviews IHG's approach to tax annually, including consideration of the Group's current tax profile.

Further information on tax can be found in note 6 to the preliminary Group Financial Statements.

Earnings per share
The Group's basic earnings per ordinary share is 145.4¢ (2020: basic loss per ordinary share: 142.9¢). Adjusted earnings per ordinary sharea increased by 115.7¢ to 147.0¢.

Dividends
The Board is proposing a final dividend of 85.9¢ in respect of 2021, an amount equivalent to the withdrawn final payment in respect of 2019. No interim dividend was paid in respect of 2021. Going forward, dividend payments will be reflective of IHG's prior approach to sustainably grow the ordinary dividend, whilst targeting a level of leverage that maintains an investment grade credit rating and ensuring careful consideration of our responsibilities to all stakeholders. The Board will also continue to actively assess the opportunity for any surplus capital to be additionally returned through special dividends or share buybacks.

The ex-dividend date is Thursday 31 March 2022 and the Record date is Friday 1 April. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on 27 April 2022, calculated based on the average of the market exchange rates for the three working days commencing 22 April 2022. Subject to shareholder approval at the AGM on Friday 6 May, the dividend will be paid on Tuesday 17 May.

a   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

CASH FLOW SUMMARY
	12 months ended 31 December
	2021	2020	$m
	$m	$m	change
GAAP cash flow summary
Net cash from operating activities	636	137	499
Net cash from investing activities	(12)	(61)	49
Net cash from financing activities	(860)	1,354	(2,214)
	____	____	______
Net movement in cash and cash equivalents in the year	(236)	1,430	(1,666)

	12 months ended 31 December
	2021	2020	$m
	$m	$m	change

Operating profit from reportable segments	534	219
Depreciation and amortisation	98	110
	____	____	____
Adjusted EBITDA	632	329	303

Working capital and other adjustments	110	(27)
Impairment loss on financial assets	-	40
Other non-cash adjustments to operating profit/lossb	71	60

System Fund result	(11)	(102)
System Fund depreciation and amortisation	94	62
Other non-cash adjustments to System Fund result	6	97

Capital expenditure: contract acquisition costs (key money) net of repayments	(42)	(64)
Capital expenditure: maintenance	(33)	(43)

Cash flows relating to exceptional items	(12)	(87)
Net interest paid	(126)	(130)
Tax paid	(86)	(41)
Principal element of lease payments	(32)	(65)
	____	____	____
Adjusted free cash flowa	571	29	542

Capital expenditure: gross recyclable investments	(5)	(6)
Capital expenditure: gross System Fund capital investments	(19)	(35)
Deferred purchase consideration paid	(13)	-
Disposals and repayments, including other financial assets	58	18
Distributions from associates and joint ventures	-	5
Other items	-	3
	____	____	____
Net cash flow before other net debt movements	592	14	578

Add back principal element of lease repayments within adjusted free cash flow	32	65
Exchange and other non-cash adjustments	24	57
	____	____	____
Decrease in net debt	648	136	512

Net debt at beginning of the year	(2,529)	(2,665)
	______	______	____
Net debt at end of the year	(1,881)	(2,529)	648
	______	______	____
a   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b   2020 Excludes $48m related to trade deposits and loans which were recognised as exceptional items.

Cash from operating activities
Net cash from operating activities totalled $636m for the year ended 31 December 2021, an increase of $499m on the previous year, primarily reflecting the increase in operating profit and improvement in working capital (see below) and other adjustments.
Cash flow from operations is the principal source of cash used to fund the ongoing operating expenses, interest payments, maintenance capital expenditure and normal dividend payments of the Group.

Cash from investing activities
Net cash outflows from investing activities decreased by $49m to $12m, driven by $44m net proceeds from the sale of three hotels in the Americas region. There was an overall decrease in purchases of property, plant and equipment and intangible assets of $24m. Deferred consideration paid of $13m related to the acquisition of the Regent brand (2020: $nil). The Group had committed contractual capital expenditure of $17m at 31 December 2021 (2020: $19m).

Cash used in financing activities
Net cash outflows from financing activities totalled $860m (2020: $1,354m inflow). This was primarily due to the repayment of the £600m commercial paper under the UK Covid Corporate Financing Facility (CCFF).

Adjusted free cash flow
Adjusted free cash flowa was an inflow of $571m, an increase of $542m on 2020, driven by an improvement in operating profit from reportable segmentsa partially offset by related tax payments, coupled with a $137m improvement in working capital as explained below. Exceptional cash costs of $12m decreased by $75m due to lower restructuring expenses and the timing of litigation payments.

Working capital
On the Group statement of financial position, trade and other receivables increased by $60m, from $514m to $574m, primarily due to the significant increase in RevPAR in the fourth quarter compared to 2020. Trade and other payables increased by $108m, from $560m to $668m, primarily due to an increase in bonus accruals compared to prior year. Deferred revenue increased by $44m, from $1,569m to $1,613m, reflecting an increase in the future redeemable points balance related to the loyalty programme.

Net and gross capital expenditure
Net capital expenditurea was a $50m inflow (2020: $67m outflow) and gross capital expenditure was $100m (2020: $148m). Gross capital expenditure comprised: $76m maintenance capex and key money; $5m gross recyclable investments; and $19m System Fund capital investments. Net capital expenditure includes the offset from $58m net disposal proceeds and $91m System Fund depreciation and amortisationb. Our capex guidance is unchanged at around $150m net per annum and up to $350m gross into the medium term.

Net debt
At 31 December 2021, net debta was $1,881m, after favourable foreign exchange and other non-cash adjustments of $24m, and compared to $2,529m at 31 December 2020.

Sources of liquidity
As at 31 December 2021 the Group had total liquidity of $2,655m (31 December 2020: $2,925m), comprising $1,350m of undrawn bank facilities and $1,305m of cash and cash equivalents (net of overdrafts and restricted cash). The reduction in total liquidity from December 2020 is due to the repayment of the £600m CCFF in March 2021, largely offset by the net cash flow before other net debt movements of $592mc.

The Group currently has $2,786m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m.

The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor's. In the event this rating was downgraded below BBB- there would be an additional step-up of 125bps payable on the bonds which would result in an additional interest cost of approximately $35m per year.

a.   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b.   Excluding $3m depreciation of right-of-use assets.

c.   As shown in Cash Flow Summary on page 4.

The $1,275m revolving syndicated bank facility (the Syndicated Facility) and the $75m revolving bilateral facility (the Bilateral Facility) mature in September 2023.  The facilities were undrawn at 31 December 2021. The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a 'frozen GAAP' basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses.

These covenants have been amended for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. The amended leverage ratio and interest cover covenant test levels for the facilities are as follows:

	June 2022	December 2022
Leverage Ratio	Less than 7.5x	Less than 6.5x
Interest Cover	Greater than 1.5x	Greater than 2.0x

At 31 December 2021 the leverage ratio was 3.0x and the interest cover ratio was 4.5x. See note 10 in the preliminary Group Financial Statements for further information.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements. However, the Group continues to assess its liquidity position and financing options and will take further actions as necessary.

The Group has taken certain actions during 2021 regarding the discontinuation of LIBOR. The Group's main exposure to LIBOR is the underlying reference rate in the Syndicated and Bilateral Facilities. The terms of these agreements will need to be renegotiated to address the discontinuation of LIBOR. The replacement of LIBOR with alternative reference rates is not expected to have a material impact on the Group at this stage.

The Group had net liabilities of $1,474m at 31 December 2021 ($1,849m at 31 December 2020).

Additional revenue, global system size and pipeline analysis

Total gross revenue

Total gross revenuea provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	12 months ended 31 December

	2021	2020	%
	$bn	$bn	changeb
Analysed by brand

InterContinental	2.7	2.0	31.6
Kimpton	0.7	0.4	83.9
HUALUXE	0.1	0.1	36.5
Crowne Plaza	2.3	1.8	25.7
Hotel Indigo	0.4	0.3	73.9
EVEN hotels	0.1	0.0	127.0
Holiday Inn	4.0	2.8	42.7
Holiday Inn Express	6.5	4.2	54.2
Staybridge Suites	1.0	0.7	38.2
Candlewood Suites	0.7	0.7	11.5
Other	0.9	0.5	51.9
	____	____	____
Total	19.4	13.5	42.8
	____	____	____

Analysed by ownership type
Fee business	19.2	13.3	42.8
Owned, leased and managed lease	0.2	0.2	40.3
	____	____	____
Total	19.4	13.5	42.8
	____	____	____

  Total gross revenue in IHG's system increased by 42.8% (40.5% increase at constant currency) to $19.4bn (70% of 2019 levels), driven by the improvement in trading conditions in many markets, particularly through the second half of 2021.

a.   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b.   Year-on-year percentage movement calculated from source figures to provide better illustration of relative impact of Covid-19 on brands and on fee business and owned, leased and managed lease hotels.

RevPARa movement summary

	Full Year 2021 vs 2020			Full Year 2021 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	46.0%	10.6%	12.7%pts	(29.8)%	(8.0)%	(16.5)%pts
Americas	54.0%	12.2%	15.9%pts	(19.8)%	(5.5)%	(10.4)%pts
EMEAA	35.0%	5.3%	9.1%pts	(51.8)%	(14.2)%	(32.4)%pts
G. China	20.6%	3.6%	6.9%pts	(28.7)%	(10.7)%	(12.4)%pts

	Q4 2021 vs 2020			Q4 2021 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	71.3%	26.7%	14.5%pts	(17.1)%	(0.9)%	(11.0)%pts
Americas	79.6%	27.0%	17.7%pts	(6.5)%	1.0%	(4.8)%pts
EMEAA	118.3%	24.5%	22.2%pts	(33.4)%	(5.4)%	(21.9)%pts
G. China	(17.4)%	1.5%	(10.5)%pts	(32.9)%	(8.2)%	(17.2)%pts

RevPARa movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Full Year 2021 vs 2020			Full Year 2021 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	46.0%	47.9%	(1.9)%pts	(29.8)%	(28.9)%	0.9%pts
Americas	54.0%	54.2%	(0.3)%pts	(19.8)%	(20.0)%	(0.2)%pts
EMEAA	35.0%	38.3%	(3.3)%pts	(51.8)%	(50.3)%	1.5%pts
G. China	20.6%	27.7%	(7.1)%pts	(28.7)%	(23.8)%	4.8%pts

	Q4 2021 vs 2020			Q4 2021 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	71.3%	71.0%	0.3%pts	(17.1)%	(16.3)%	0.8%pts
Americas	79.6%	79.4%	0.1%pts	(6.5)%	(6.9)%	(0.4)%pts
EMEAA	118.3%	114.8%	3.5%pts	(33.4)%	(32.8)%	0.7%pts
G. China	(17.4)%	(14.5)%	(2.8)%pts	(32.9)%	(26.5)%	6.4%pts

Monthly RevPARa (CER)

2021 vs 2020	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(51.7)%	(47.7)%	20.8%	228.0%	156.7%	108.4%	91.9%	52.8%	55.7%	62.8%	75.8%	77.9%
Americas	(44.2)%	(44.2)%	20.7%	245.3%	160.4%	108.0%	98.6%	68.3%	63.0%	67.2%	84.7%	92.0%
EMEAA	(72.2)%	(69.7)%	(21.5)%	183.4%	194.1%	165.4%	100.9%	77.8%	82.4%	107.9%	137.1%	112.0%
G. China	(21.9)%	335.0%	288.6%	199.6%	107.5%	51.3%	45.3%	(43.0)%	(15.6)%	(8.7)%	(30.4)%	(14.6)%

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%	(19.2)%	(19.1)%	(12.1)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%	(10.5)%	(7.4)%	0.4%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%	(36.3)%	(33.2)%	(30.2)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%	(24.6)%	(46.3)%	(28.1)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

a.  RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2021 vs 2019, 2021 vs 2020 and 2020 vs 2019. See 'Use of non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	21	5	1,412	283
Regent	7	-	2,190	-
InterContinental	204	(1)	69,402	(539)
Vignette Collection	1	1	146	146
Kimpton	75	2	13,283	198
HUALUXE	16	4	4,603	1,170
Crowne Plaza	404	(25)	111,178	(7,701)
Hotel Indigo	130	5	16,343	739
EVEN Hotels	21	5	2,994	584
voco	31	13	7,445	2,368
Holiday Inn[a]	1,218	(58)	224,684	(11,870)
Holiday Inn Express	3,016	50	317,329	7,842
avid hotels	48	24	4,280	2,124
Staybridge Suites	315	12	34,306	1,411
Candlewood Suites	361	(5)	32,025	(410)
Other[b]	123	(5)	38,707	(2,054)
	_____	____	_______	______
Total	5,991	27	880,327	(5,709)
	_____	____	_______	______
Analysed by ownership type
Franchised	5,033	28	626,115	(1,233)
Managed	939	3	249,591	(3,697)
Owned, leased and managed lease	19	(4)	4,621	(779)
	_____	____	_______	______
Total	5,991	27	880,327	(5,709)
	_____	____	_______	______

a.   Includes 41 Holiday Inn Resort properties (10,454 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms) (2020: 47 Holiday Inn Resort properties (11,446 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).

b.   Includes three open hotels that will be re-branded to voco and one open hotel that will be re-branded to Vignette Collection.

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	33	2	2,424	185
Regent	8	2	1,938	403
InterContinental	79	10	19,679	1,905
Kimpton	35	3	6,852	587
HUALUXE	23	(2)	6,045	(862)
Crowne Plaza	96	7	25,261	1,033
Hotel Indigo	114	10	18,452	2,748
EVEN Hotels	29	(2)	4,907	(139)
voco	38	9	10,090	1,911
Holiday Inn[a]	244	(18)	48,078	(3,085)
Holiday Inn Express	645	(38)	83,026	(4,126)
avid hotels	164	(28)	14,495	(3,031)
Staybridge Suites	156	1	16,843	(647)
Candlewood Suites	93	20	7,765	1,396
Atwell Suites	23	4	2,275	426
Other[b]	17	2	2,830	199
	_____	____	_______	_____
Total	1,797	(18)	270,960	(1,097)
	_____	____	_______	_____
Analysed by ownership type
Franchised	1,290	(20)	157,832	(1,236)
Managed	506	2	112,973	139
Owned, leased and managed lease	1	-	155	-
	_____	____	_______	_____
Total	1,797	(18)	270,960	(1,097)
	_____	____	_______	_____
a.   Includes 35 Holiday Inn Resort properties (8,219 rooms) (2020: 34 Holiday Inn Resort properties (7,251 rooms)).

b.  Includes four Vignette Collection pipeline hotels.

Net system size declined by 0.6% year-on-year. 43,958 rooms (291 hotels) were opened in the year, 11.6% higher than in 2020. 264 hotels (49,667 rooms) left the IHG system in 2021, including 151 Holiday Inn and Crowne Plaza hotels (34,345 rooms) as we concluded our review of these brands. In 2020, 224 hotels (36,919 rooms) left the IHG system, of which 102 hotels (16,655 rooms) related to the termination of the SVC portfolio in the Americas estate.

At the end of 2021, the global pipeline totalled 270,960 rooms (1,797 hotels), a 0.4% decrease of 1,097 rooms (18 hotels), as the increase in signings was more than offset by the strong openings pace out of the pipeline and a normal level of terminations from the pipeline. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 360 hotels in 2020 to 437 hotels, and rooms increased from 56,146 in 2020 to 68,870 rooms, growth of 22.7%. Signings in 2021 included 205 hotels (31,169 rooms) signed for the Holiday Inn Brand Family, almost half of which were contributed by Greater China (89 hotels, 16,260 rooms). Conversions represented 22% of Group signings in 2021, including six for our newest brand, Vignette Collection.

Regional performance reviews, system size and pipeline analysis

AMERICAS		12 months ended 31 December
Americas Results
	2021	2020	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	691	457	51.2
Owned, leased and managed lease	83	55	50.9
	____	____	____
Total	774	512	51.2
	____	____	____
Operating profit from the reportable segmenta
Fee business	568	323	75.9
Owned, leased and managed lease	(9)	(27)	(66.7)
	____	____	____
	559	296	88.9
Operating exceptional items	(22)	(118)	(81.4)
	____	____	______
Operating profit	537	178	201.7
	____	_____	_______
Americas Comparable RevPARb movement on previous year		12 months ended 31 December 2021
Fee business
	InterContinental	73.0%
	Kimpton	90.1%
	Crowne Plaza	54.4%
	Hotel Indigo	82.4%
	EVEN Hotels	112.4%
	Holiday Inn	56.8%
	Holiday Inn Express	53.3%
	avid hotels	115.4%
	Staybridge Suites	40.4%
	Candlewood Suites	30.5%
	All brands	53.8%
Owned, leased and managed lease
	All brands	91.6%

Comparable RevPARb was up 54.0% vs 2020 (down 19.8% vs 2019). The pick-up in demand that began in March continued through the year, benefitting from improved domestic leisure demand, particularly in non-urban and resort locations, as well as an improvement in business demand. Q4 RevPARb was up 79.6% vs 2020 (down 6.5% vs 2019) with occupancy of 60% (down five percentage points relative to 2019 with rate 1% higher than 2019 levels). US Q4 RevPARb was down 4.6% vs 2019 with particular strength during December where RevPAR was up 2.2% vs 2019. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, Q4 RevPARb declined by 2% vs 2019. The US managed estate, weighted to upscale and luxury hotels in urban locations, declined by 23% vs 2019.

Revenue from the reportable segmenta increased by $262m (51%) to $774m (a decrease of $266m vs 2019). Operating profit increased by $359m to $537m driven by the increase in revenue and a $96m decrease in operating exceptional charges. Operating profit from the reportable segmenta increased by $263m (89%) to $559m (a decrease of $141m vs 2019).

Fee business revenuea increased by $234m (51%) to $691m. Fee business operating profita increased by $245m (76%) to $568m, benefitting from the improvement in demand, along with the delivery of sustainable fee business cost savings. Operating profit from the reportable segment also included the benefit of $11m payroll tax credits, which relates to the Group corporate office presence in certain countries.

Owned, leased and managed lease revenue increased by $28m to $83m, with comparable RevPARb up 91.6% (down 41.0% vs 2019) leading to an owned, leased and managed leased operating loss of $9m compared to a $27m loss in the prior year. Excluding the results of three owned EVEN hotels which were disposed and retained under franchise contracts in November 2021, and the impact of one leased hotel that exited in December 2020, revenue increased by $34m and operating profit improved by $14m.

a.   Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b.   Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	1	20	20
InterContinental	43	(3)	15,651	(1,138)
Kimpton	64	-	11,008	(89)
Crowne Plaza	112	(24)	27,930	(7,475)
Hotel Indigo	66	(1)	8,745	(48)
EVEN Hotels	19	4	2,743	504
voco	5	4	469	420
Holiday Inn[a]	716	(50)	120,850	(10,092)
Holiday Inn Express	2,436	11	221,727	1,385
avid hotels	48	24	4,280	2,124
Staybridge Suites	296	11	31,097	1,040
Candlewood Suites	361	(5)	32,025	(410)
Other[b]	101	(2)	22,544	(1,164)
	_____	____	_______	______
Total	4,268	(30)	499,089	(14,923)
	_____	____	_______	______
Analysed by ownership type
Franchised	4,087	(18)	460,257	(11,545)
Managed	178	(9)	37,505	(2,886)
Owned, leased and managed lease	3	(3)	1,327	(492)
	_____	____	_______	______
Total	4,268	(30)	499,089	(14,923)
	_____	____	_______	______

a.  Includes 19 Holiday Inn Resort properties (5,334 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms) (2020: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).

b.  Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	6	(1)	471	(48)
InterContinental	9	2	2,252	528
Kimpton	19	(1)	3,431	(52)
Crowne Plaza	8	2	1,643	393
Hotel Indigo	29	(2)	4,070	(85)
EVEN Hotels	10	(6)	1,166	(809)
voco	5	3	1,045	771
Holiday Inna	74	(6)	9,468	(978)
Holiday Inn Express	338	(48)	32,701	(4,654)
avid hotels	164	(27)	14,495	(2,816)
Staybridge Suites	137	2	14,050	(11)
Candlewood Suites	93	20	7,765	1,396
Atwell Suites	23	4	2,275	426
Other	11	(2)	1,771	(215)
	____	____	______	______
Total	926	(60)	96,603	(6,154)
	____	____	______	______
Analysed by ownership type
Franchised	889	(55)	90,732	(5,796)
Managed	37	(5)	5,871	(358)
	____	____	______	______
Total	926	(60)	96,603	(6,154)
	____	____	______	______

a.  Includes one Holiday Inn Resort property (165 rooms) (2020: three Holiday Inn Resort properties (490 rooms)).

Net system size declined by 2.9% year-on-year. We opened 15.7k rooms (151 hotels) during the year including 85 across the Holiday Inn Brand Family, with others of note including a further 24 avid hotels, a dual-branded EVEN hotel and Staybridge Suites in Rochester, Minnesota, Hotel Indigo Miami Bricknell and the voco Times Square South in New York. 30.7k rooms (181 hotels) were removed in the year of which 20.1k (92 hotels) were across Holiday Inn and Crowne Plaza, driven by the completion of a review to address the consistency and quality of the estates for these two powerful global brands.

There were 17.6k rooms (175 hotels) signed during the year including 5.8k (57 hotels) during Q4. Signings included 13 further avid hotels, five voco properties as we further establish the brand since launching in the Americas in the prior year, the InterContinental Grenada and the InterContinental San Antonio, Texas. The pipeline stands at 96.6k rooms (926 hotels), which represents 19% of the current system size in the region.

  EMEAA

	12 months ended 31 December
EMEAA results
	2021	2020	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	149	107	39.3
Owned, leased and managed lease	154	114	35.1
	____	____	____
Total	303	221	37.1
	____	____	____
Operating profit/(loss) from the reportable segmenta
Fee business	32	(18)	NMc
Owned, leased and managed lease	(27)	(32)	(15.6)
	____	____	____
	5	(50)	NMc
Operating exceptional items	(7)	(128)	(94.5)
	____	____	_____
Operating loss	(2)	(178)	(98.9)
	____	____	_____

EMEAA comparable RevPARb movement on previous year	12 months ended 31 December 2021

Fee business
Six Senses	32.7%
InterContinental	26.9%
Kimpton	(8.4)%
Crowne Plaza	34.3%
Hotel Indigo	62.6%
voco	24.1%
Holiday Inn	34.4%
Holiday Inn Express	46.2%
Staybridge Suites	46.2%
All brands	34.8%

Owned, leased and managed lease
InterContinental	0.1%
Kimpton	111.1%
voco	136.6%
All brands	46.6%

Comparable RevPARb in the year was up 35.0% vs 2020 (down 51.8% vs 2019). Performance in the first half of the year reflected the levels of government-mandated closures and restrictions still largely in place. As these eased, the improvement in RevPARb performance seen in the third quarter continued into the fourth quarter, with RevPARb up 118.3% vs 2020 (down 33.4% vs 2019). Variance in performance within the region continued to predominantly reflect the differing levels of restrictions. The UK, which saw an easing of restrictions towards the end of May, saw RevPARb down 41% for the year vs. 2019 and down 16% in Q4 vs 2019, though this included December down 21%, reflecting the impact of restrictions following increased cases arising from the Omicron variant. As had been seen through the year, the Provinces outperformed with RevPARb down 2% vs 2019 in Q4 whilst London was down 39%. Elsewhere, the differing timing and level of restrictions impacted performance with Q4 RevPARb relative to 2019 down 40% for Continental Europe, 53% in Australia, 56% for Japan, and 59% for South East Asia and Korea. By contrast, Q4 RevPARb in the Middle East was down 10% vs. 2019 reflecting demand during the Expo 2020 event in Dubai.

Hotel reopenings continued, with only 21 hotels or 2% of the EMEAA estate temporarily closed at the end of the year, compared to 215 at the start of the year; all 16 of the owned, leased and managed lease hotels were open.

Revenue from the reportable segmenta increased by $82m (37%) to $303m (a decrease of 58% vs 2019). The operating loss decreased by $176m to a loss of $2m, driven by the increase in revenue and a $121m decrease in operating exceptional charges. Operating profit from the reportable segmenta increased by $55m to $5m (a decline of $212m vs 2019). Results included $29m of incentive management fees recorded (2020: $14m; 2019: $90m) driven by an improvement in trading, particularly in the Middle East.

Fee business revenuea increased by $42m (39%) to $149m. Fee business operating profita improved by $50m to $32m, benefitting from the improvement in trading and the delivery of sustainable fee business cost savings.

Owned, leased and managed lease revenue increased by $40m to $154m, with RevPARb up 46.6% (down 68.9% vs 2019) leading to an owned, leased and managed lease operating loss of $27m compared to a $32m loss in the prior year, as the lifting of travel restrictions, predominantly in the UK, began to ease the trading challenges on this largely urban-centred portfolio.

a.  Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b.  Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

c.  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

EMEAA hotel and room count		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	19	4	1,270	263
Regent	3	-	771	-
InterContinental	108	-	32,561	87
Vignette Collection	1	1	146	146
Kimpton	10	2	2,146	287
Crowne Plaza	182	(6)	44,828	(1,696)
Hotel Indigo	48	2	5,183	117
voco	21	5	5,882	1,002
Holiday Inna	380	(21)	70,824	(4,160)
Holiday Inn Express	333	4	48,548	1,192
Staybridge Suites	19	1	3,209	371
Otherb	13	(4)	8,832	(1,258)
	_____	____	_______	______
Total	1,137	(12)	224,200	(3,649)
	_____	____	_______	______
Analysed by ownership type
Franchised	767	(7)	125,707	(13)
Managed	354	(4)	95,199	(3,349)
Owned, leased and managed lease	16	(1)	3,294	(287)
	_____	____	_______	______
Total	1,137	(12)	224,200	(3,649)
	_____	____	_______	______

a.  Includes 14 Holiday Inn Resort properties (3,229 rooms) (2020: 17 Holiday Inn Resort properties (3,330 rooms)).

b.  Includes two open hotels that will be re-branded to voco and Vignette Collection.

	Hotels		Rooms
EMEAA Pipeline		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	23	2	1,720	169
Regent	6	1	1,341	86
InterContinental	43	10	9,520	2,035
Kimpton	9	3	1,674	546
Crowne Plaza	40	5	10,461	1,360
Hotel Indigo	44	3	7,004	957
voco	31	5	8,753	979
Holiday Inna	98	(10)	21,014	(1,540)
Holiday Inn Express	99	7	15,593	360
avid hotels	-	(1)	-	(215)
Staybridge Suites	19	(1)	2,793	(636)
Otherb	6	5	1,059	711
	____	____	______	_____
Total	418	29	80,932	4,812
	____	____	______	_____
Analysed by ownership type
Franchised	175	20	27,045	1,393
Managed	242	9	53,732	3,419
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	418	29	80,932	4,812
	____	____	______	_____

a.  Includes 20 Holiday Inn Resort properties (4,849 rooms) (2020: 18 Holiday Inn Resort properties (3,553 rooms)).

b.  Includes four hotels that will be re-branded to Vignette Collection.

Net system size declined by 1.6% year-on-year. We opened 10.2k rooms (52 hotels) during the year, including Hotel X Brisbane Fortitude Valley, Australia, as part of the Vignette Collection, and Hotel Indigo Cagnes-sur-Mer, France. 13.8k rooms (64 hotels) were removed in the year, of which nearly 80% or 10.7k rooms (48 hotels) were across the Holiday Inn and Crowne Plaza estates driven by the completion of the quality review.

There were 20.4k rooms (109 hotels) signed in the year, with a notable pick-up in signing pace in Q4 which improved upon the level achieved in 2019. Signings included a multi-property deal which encompassed a new property for voco in Algarve, Portugal and three hotels signed to the Vignette Collection in Austria and Portugal. We also signed a further four-hotel portfolio deal in Vietnam which included two Holiday Inn Resort properties, together with a Crowne Plaza and voco. In total, there were 10 voco signings in the year, whilst for the InterContinental brand there were 15, including properties in Crete and Bali. Other notable signings included five Six Senses properties, the Kimpton Khao Yai Resort in Thailand and the Regent Kyoto, Japan. The pipeline stands at 80.9k rooms (418 hotels), which represents 36% of the current system size in the region.

GREATER CHINA
	12 months ended 31 December

Greater China results	2021	2020	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	116	77	50.6
	____	____	_____
Total	116	77	50.6
	____	____	_____
Operating profit from the reportable segmenta
Fee business	58	35	65.7
	____	____	____
Operating exceptional items	-	(5)	-
	____	____	____
Operating profit	58	30	93.3
	____	____	____

Greater China comparable RevPARb movement on previous year	12 months ended 31 December 2021

Fee business
Regent	9.6%
InterContinental	20.8%
HUALUXE	13.1%
Crowne Plaza	20.4%
Hotel Indigo	33.4%
Holiday Inn	21.8%
Holiday Inn Express	20.9%
All brands	20.6%

Comparable RevPARb in the year was up 20.6% vs 2020 (down 28.7% vs 2019). The recovery seen in the earlier part of the year, particularly from March through to strong summer trading in July, slowed during the second half of the year driven by increases in Covid-19 cases and the reintroduction of temporar
Additional revenue, global system size and pipeline analysis
y restrictions. The impact of more prevalent restrictions in Q4 resulted in RevPARb declining 17.4% vs 2020 (down 32.9% vs 2019). Mainland China saw Q4 RevPARb in Tier 1 cities down 15.0% vs 2020, whilst Tier 2-4 cities were down 23.1%. Against 2019 levels, Tier 1 cities declined 40.3%, whereas Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of 29.3%.

Revenue from the reportable segmenta increased by $39m (51%) to $116m (a decrease of 14% vs 2019). Operating profit improved by $28m, driven by the increase in revenue and a $5m decrease in operating exceptional charges. Operating profit from the reportable segmenta increased by $23m to $58m (a decline of 21% vs 2019). The improvement in demand at our managed hotels led to $25m recognition of incentive management fees compared to $16m in 2020 (2019: $48m). Revenue and operating profit from the reportable segmenta also included the benefit of a $6m individually significant liquidated damages settlement.

a.  Definitions for non-GAAP measures can be found in the 'Use of non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

b.  Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	-	122	-
Regent	4	-	1,419	-
InterContinental	53	2	21,190	512
Kimpton	1	-	129	-
HUALUXE	16	4	4,603	1,170
Crowne Plaza	110	5	38,420	1,470
Hotel Indigo	16	4	2,415	670
EVEN Hotels	2	1	251	80
voco	5	4	1,094	946
Holiday Inna	122	13	33,010	2,382
Holiday Inn Express	247	35	47,054	5,265
Otherb	9	1	7,331	368
	____	____	_______	_____
Total	586	69	157,038	12,863
	____	____	_______	_____
Analysed by ownership type
Franchised	179	53	40,151	10,325
Managed	407	16	116,887	2,538
	____	____	_______	_____
Total	586	69	157,038	12,863
	____	____	_______	_____

a.  Includes eight Holiday Inn Resort properties (1,891 rooms) (2020: eight Holiday Inn Resort properties (2,113 rooms)).

b.  Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2021	2020	2021	2020
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	4	1	233	64
Regent	2	1	597	317
InterContinental	27	(2)	7,907	(658)
Kimpton	7	1	1,747	93
HUALUXE	23	(2)	6,045	(862)
Crowne Plaza	48	-	13,157	(720)
Hotel Indigo	41	9	7,378	1,876
EVEN Hotels	19	4	3,741	670
voco	2	1	292	161
Holiday Inna	72	(2)	17,596	(567)
Holiday Inn Express	208	3	34,732	168
Other	-	(1)	-	(297)
	____	____	______	_____
Total	453	13	93,425	245
	____	____	______	_____
Analysed by ownership type
Franchised	226	15	40,055	3,167
Managed	227	(2)	53,370	(2,922)
	____	____	______	_____
Total	453	13	93,425	245
	____	____	______	_____

a.  Includes 14 Holiday Inn Resort properties (3,205 rooms) (2020: 13 Holiday Inn Resort properties (3,208 rooms)).

Net system size grew by 8.9% year-on-year. The opening of 88 hotels (18.1k rooms) during the year matched that of 2019, and included the first InterContinental hotel in Taiwan, voco Wuhan Xinhua and the Crowne Plaza Chongli resort. There were 5.2k rooms (19 hotels) removed during the year.

30.8k rooms (153 hotels) were signed in the year, including 80 franchise contracts, 50 of which were for Holiday Inn Express. Other notable signings included Regent Sanya Haitang Bay and Hotel Indigo Sanya Haitang Bay as part of a combined complex, the InterContinental Taipei and the Holiday Inn Shenzhen Nanshan. The pipeline stands at 93.4k rooms (453 hotels), which represents 59% of the current system size.

CENTRAL
	12 months ended 31 December

	2021	2020	%
Central results	$m	$m	change

Revenue	197	182	8.2
Gross costs	(285)	(244)	16.8
	____	____	____
	(88)	(62)	41.9
Exceptional items	-	(19)	-
	____	____	____
Operating loss	(88)	(81)	8.6
	____	____	____

Central revenue, which mainly comprises technology fee income, increased by $15m (8.2%) to $197m, driven by the temporary discounts on technology fees in 2020 no longer being applicable.

Gross costs increased by $41m (16.8%) year-on-year, as temporary cost saving measures were introduced from the second quarter of 2020 which were not repeated in 2021. When comparing to 2019, gross costs decreased by 8.1%, which includes sustainable cost savings achieved in 2021.

The operating loss before exceptional items increased by $26m, a decrease of $37m compared to 2019.

Use of non-GAAP measures
In addition to performance measures directly observable in the Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) these financial measures may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. These measures include the impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

● total rooms revenue from franchised hotels;

● total hotel revenue from managed hotels includes food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and
● total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third parties.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively. These measures are presented for each of the Group's regions. Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:
● System Fund - the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme.

● Revenues related to the reimbursement of costs - there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

● Exceptional items - these are identified by virtue of their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the preliminary Group Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

● Underlying revenue;

● Underlying operating profit;

● Underlying fee revenue; and

● Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group's owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group's captive insurance company, where premiums are intended to match the expected claims over the longer term, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's System size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes the following items of interest which are recorded within the System Fund:

● IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.
● The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.
● Other components of System Fund interest income and expense, including lease interest expense and interest income on overdue receivables.

As the Fund is included on the Group Income Statement, these amounts are included in the reported net Group financial expenses, reducing the Group's effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund
As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, they can impact the current year's tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge. A reconciliation of the tax charge as recorded in the Group income statement, to tax excluding the impact of exceptional items and System Fund, can be found in note 6 to the preliminary Group Financial Statements.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund as excluded in adjusted interest, the change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the preliminary Group Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt:adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as operating profit, excluding System Fund revenues and expenses, exceptional items and depreciation and amortisation.

Adjusted EBITDA is useful to investors and other stakeholders for comparing the performance of different companies as depreciation, amortisation and exceptional items are eliminated. It can also be used as an approximation of operational cash flow generation. This measure is relevant to the Group's banking covenants, which have been relaxed for test dates in 2022. Details of covenant levels and performance against these is provided in note 10 to the preliminary Group Financial Statements. The leverage ratio uses a Covenant EBITDA measure which is calculated on a 'frozen GAAP' basis, which excludes the effect of IFRS 16.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

● System Fund capital investments which are strategic investments to drive growth at hotel level;
● Recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and
● Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recharged to the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 12 months ended 31 December

Reportable segments	Revenue			Operating profit

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,907	2,394	21.4	494	(153)	NMa
System Fund	(928)	(765)	21.3	11	102	(89.2)
Reimbursement of costs	(589)	(637)	(7.5)	-	-	-
Operating exceptional items	-	-	-	29	270	(89.3)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,390	992	40.1	534	219	143.8
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	1,153	823	40.1	570	278	105.0
Owned, leased and managed lease	237	169	40.2	(36)	(59)	39.0
	_____	_____	_____	_____	_____	_____
Reportable segments	1,390	992	40.1	534	219	143.8

a.  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue			Operating profit

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	1,390	992	40.1	534	219	143.8
Significant liquidated damagesa	(6)	(1)	500.0	(6)	(1)	500.0
Owned and leased asset disposalsb	(11)	(21)	(47.6)	3	6	(50.0)
Currency impact	-	16	-	-	(1)	-
	____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,373	986	39.2	531	223	138.1

a.  $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China. The $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.

b.  The results of three EVEN Hotels have been removed in 2021 (being the year of disposal for these hotels) and the prior year to determine underlying growth. The results of the hotels that were removed in 2020 (being the year of disposal or lease termination for these hotels) have also been removed to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

Revenue				Operating profit

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	1,153	823	40.1	570	278	105.0
Significant liquidated damagesa	(6)	(1)	500.0	(6)	(1)	500.0
Currency impact	-	11	-	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	1,147	833	37.7	564	277	103.6

a.  $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China. The $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.

Americas
Revenue				Operating profita

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change

Per Group financial statements	774	512	51.2	559	296	88.9

Reportable segments analysed as:
Fee business	691	457	51.2	568	323	75.9
Owned, leased and managed lease	83	55	50.9	(9)	(27)	(66.7)
	_____	_____	_____	_____	_____	_____
	774	512	51.2	559	296	88.9

Reportable segments (see above)	774	512	51.2	559	296	88.9
Owned and leased asset disposalsb	(11)	(17)	(35.3)	3	7	(57.1)
Currency impact	-	-	-	-	2	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	763	495	54.1	562	305	84.3

Owned, leased and managed lease included in the above	(72)	(38)	89.5	6	19	(68.4)
	_____	_____	_____	_____	_____	_____
Underlying fee business	691	457	51.2	568	324	75.3

a.  Before exceptional items.

b.  The results of three EVEN Hotels have been removed in 2021 (being the year of disposal for these hotels) and the prior year to determine underlying growth. The results of the hotels that were removed in 2020 (being the year of disposal or lease termination for these hotels) have also been removed to determine underlying growth.

EMEAA
Revenue				Operating profita

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change

Per Group financial statements	303	221	37.1	5	(50)	NMd

Reportable segments analysed as:
Fee business	149	107	39.3	32	(18)	NMd
Owned, leased and managed lease	154	114	35.1	(27)	(32)	15.6
	_____	_____	_____	_____	_____	_____
	303	221	37.1	5	(50)	NMd

Reportable segments (see above)	303	221	37.1	5	(50)	NMd
Significant liquidated damagesb	-	(1)	-	-	(1)	-
Owned asset disposalsc	-	(4)	-	-	(1)	-
Currency impact	-	8	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	303	224	35.3	5	(54)	NMd

Owned, leased and managed lease included in the above	(154)	(115)	33.9	27	35	(22.9)
	_____	_____	_____	_____	_____	_____
Underlying fee business	149	109	36.7	32	(19)	NMd

a.   Before exceptional items.
b.  $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
c.  The results of the hotels removed in 2020 (being the year of disposal of these hotels) have been removed to determine underlying growth.
d.  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Greater China
Revenue				Operating profita

	2021	2020	%	2021	2020	%
	$m	$m	change	$m	$m	change
Per Group financial statements
Reportable segments analysed as:	116	77	50.6	58	35	65.7
	_____	_____	_____	_____	_____	_____
Fee business	116	77	50.6	58	35	65.7

Reportable segments (see above)	116	77	50.6	58	35	65.7
Significant liquidated damagesb	(6)	-	-	(6)	-	-
Currency impact	-	5	-	-	1	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	110	82	34.1	52	36	44.4

a.  Before exceptional items.

b.  $6m recognised in 2021 reflects the significant liquidated damages related to one property.

Fee margin reconciliation

	2021	2020
	$m	$m
Revenue
Reportable segments analysed as fee business (see above)	1,153	823
Significant liquidated damages	(6)	(1)
Captive insurance company	(17)	(19)
	_____	_____
	1,130	803
Operating profit
Reportable segments analysed as fee business (see above)	570	278
Significant liquidated damages	(6)	(1)
Captive insurance company	(3)	(3)
	_____	_____
	561	274

Fee margin	49.6%	34.1%

Net capital expenditure reconciliation

	12 months ended 31 December

	2021	2020
	$m	$m

Net cash from investing activities	(12)	(61)
Adjusted for:
Contract acquisition costs, net of repayments	(42)	(64)
System Fund depreciation and amortisationa	91	58
Deferred purchase consideration paid	13	-
	_____	_____
Net capital expenditure	50	(67)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $42m (2020: $64m))	(75)	(107)
Capital expenditure: recyclable investments	53	17
Capital expenditure: System Fund capital investments	72	23
	_____	_____
Net capital expenditure	50	(67)

a.  Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December

	2021	2020
	$m	$m

Net capital expenditure	50	(67)
Add back:
Disposal receipts	(58)	(18)
Repayments of contract acquisition costs	(1)	-
Distributions from associates and joint ventures	-	(5)
System Fund depreciation and amortisationa	(91)	(58)
	_____	_____
Gross capital expenditure	(100)	(148)
	_____	_____
Analysed as:
Capital expenditure: maintenance	(76)	(107)
(including gross contract acquisition costs of $43m (2020: $64m))
Capital expenditure: recyclable investments	(5)	(6)
Capital expenditure: System Fund capital investments	(19)	(35)
	_____	_____
Gross capital expenditure	(100)	(148)
	_____	_____

a.  Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	12 months ended 31 December

	2021	2020
	$m	$m

Net cash from operating activities	636	137
Adjusted for:
Principal element of lease payments	(32)	(65)
Capital expenditure: maintenance (excluding contract acquisition costs)	(33)	(43)
	_____	_____
Adjusted free cash flow	571	29
	_____	_____

Adjusted interest reconciliation

The following table reconciles net financial expenses to adjusted interest.

12 months ended 31 December

	2021	2020
	$m	$m
Net financial expenses
Financial income	8	4
Financial expenses	(147)	(144)
	_____	_____
	(139)	(140)
Adjusted for:
Interest attributable to the System Fund Capitalised interest relating to System Fund assets Exceptional financial expenses	(3) - -	(3) (1) 14
	_____	_____
	(3)	10

Adjusted interest	(142)	(130)

Adjusted EBITDA reconciliation
	12 months ended 31 December
	2021	2020
	$m	$m
Operating profit/(loss)	494	(153)
Add back:
System Fund result	11	102
Operating exceptional items	29	270
Depreciation and amortisation	98	110
	_____	_____
Adjusted EBITDA	632	329

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December

	2021	2020
	$m	$m
Profit/(loss) available for equity holders	266	(260)
Adjusting items:
System Fund revenues and expenses	11	102
Interest attributable to the System Fund	(3)	(4)
Operating exceptional items	29	270
Exceptional financial expenses	-	14
Fair value gains on contingent purchase consideration	(6)	(13)
Tax on fair value gains on contingent purchase consideration	1	-
Tax on exceptional items	(3)	(52)
Exceptional tax	(26)	-
	_____	_____
Adjusted earnings	269	57

Basic weighted average number of ordinary shares (millions)	183	182
Adjusted earnings per ordinary share (cents)	147.0	31.3

2019 reportable segments

Revenue from reportable segments
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Revenue from reportable segments	1,040	723	135	185	2,083

Fee Business	853	337	135	185	1,510
Owned & Leased	187	386	-	-	573
	_____	_____	_____	_____	_____
	1,040	723	135	185	2,083

Operating Profit from reportable segments
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Operating Profit from reportable segments	700	217	73	(125)	865

Fee Business	663	202	73	(125)	813
Owned & Leased	37	15	-	-	52
	_____	_____	_____	_____	_____
	700	217	73	(125)	865

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2021

	2021 Year ended 31 December $m	2020 Year ended 31 December $m

Revenue from fee business	1,153	823
Revenue from owned, leased and managed lease hotels	237	169
System Fund revenues	928	765
Reimbursement of costs	589	637
	_____	_____
Total revenue (notes 3 and 4)	2,907	2,394

Cost of sales	(486)	(354)
System Fund expenses	(939)	(867)
Reimbursed costs	(589)	(637)
Administrative expenses	(300)	(267)
Share of losses of associates and joint ventures	(8)	(14)
Other operating income	11	16
Depreciation and amortisation	(98)	(110)
Impairment loss on financial assets	-	(88)
Other impairment charges (note 5)	(4)	(226)
	_____	_____
Operating profit/(loss) (note 3)	494	(153)

Operating profit/(loss) analysed as:
Operating profit before System Fund and exceptional items	534	219
System Fund	(11)	(102)
Operating exceptional items (note 5)	(29)	(270)
	_____	_____
	494	(153)

Financial income	8	4
Financial expenses	(147)	(144)
Fair value gains on contingent purchase consideration	6	13
	_____	_____
Profit/(loss) before tax	361	(280)

Tax (note 6)	(96)	20
	_____	_____
Profit/(loss) for the year from continuing operations	265	(260)
	_____	_____

Attributable to:
Equity holders of the parent	266	(260)
Non-controlling interest	(1)	-
	_____	_____
	265	(260)
	_____	_____

Earnings/(loss) per ordinary share (note 7)
Basic	145.4¢	(142.9)¢
Diluted	144.6¢	(142.9)¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2021

	2021 Year ended 31 December $m	2020 Year ended 31 December $m

Profit/(loss) for the year	265	(260)

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges, including related tax charge of $7m (2020: $4m credit)	(69)	3
Costs of hedging	2	(6)
Hedging losses/(gains) reclassified to financial expenses	96	(13)
Exchange gains/(losses) on retranslation of foreign operations, net of related tax charge of $4m (2020: $4m credit)	18	(85)
	_____	_____
	47	(101)
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $1m (2020: $4m credit)	14	(43)
Re-measurement gains/(losses) on defined benefit plans, including related tax credit of $nil (2020: $1m credit)	7	(7)
Tax related to pension contributions	1	1
	_____	_____
	22	(49)
	_____	_____
Total other comprehensive income/(loss) for the year	69	(150)
	_____	_____
Total comprehensive income/(loss) for the year	334	(410)
	_____	_____

Attributable to:
Equity holders of the parent	335	(410)
Non-controlling interest	(1)	-
	_____	_____
	334	(410)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2021

	Year ended 31 December 2021
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	156	(2,581)	568	8	(1,849)

Total comprehensive income for the year	-	61	274	(1)	334
Transfer of treasury shares to employee share trusts	-	(34)	34	-	-
Release of own shares by employee share trusts	-	13	(13)	-	-
Equity-settled share-based cost	-	-	39	-	39
Tax related to share schemes	-	-	2	-	2
Exchange adjustments	(2)	2	-	-	-
	_____	_____	_____	_____	_____
At end of the year	154	(2,539)	904	7	(1,474)
	_____	_____	_____	_____	_____

	Year ended 31 December 2020
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	151	(2,433)	809	8	(1,465)

Total comprehensive loss for the year	-	(147)	(263)	-	(410)
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	18	(18)	-	-
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	-	-	27	-	27
Tax related to share schemes	-	-	(1)	-	(1)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	156	(2,581)	568	8	(1,849)
	_____	_____	_____	_____	_____

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.
All items within total comprehensive income/(loss) are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2021
	2021 31 December	2020 31 December
	$m	$m
ASSETS
Goodwill and other intangible assets	1,195	1,293
Property, plant and equipment	137	201
Right-of-use assets	274	303
Investment in associates	77	81
Retirement benefit assets	2	-
Other financial assets	173	168
Derivative financial instruments	-	5
Deferred compensation plan investments	256	236
Non-current tax receivable	1	15
Deferred tax assets	147	113
Contract costs	72	70
Contract assets	316	311
	______	______
Total non-current assets	2,650	2,796
	______	______
Inventories	4	5
Trade and other receivables	574	514
Current tax receivable	1	18
Other financial assets	2	1
Cash and cash equivalents	1,450	1,675
Contract costs	5	5
Contract assets	30	25
	______	______
Total current assets	2,066	2,243
	______	______
Total assets	4,716	5,039
	_____	_____
LIABILITIES
Loans and other borrowings	(292)	(869)
Lease liabilities	(35)	(34)
Trade and other payables	(579)	(466)
Deferred revenue	(617)	(452)
Provisions	(49)	(16)
Current tax payable	(52)	(30)
	______	______
Total current liabilities	(1,624)	(1,867)
	______	______
Loans and other borrowings	(2,553)	(2,898)
Lease liabilities	(384)	(416)
Derivative financial instruments	(62)	(18)
Retirement benefit obligations	(92)	(103)
Deferred compensation plan liabilities	(256)	(236)
Trade and other payables	(89)	(94)
Deferred revenue	(996)	(1,117)
Provisions	(41)	(44)
Deferred tax liabilities	(93)	(95)
	______	______
Total non-current liabilities	(4,566)	(5,021)
	______	______
Total liabilities	(6,190)	(6,888)
	_____	_____
Net liabilities	(1,474)	(1,849)
	_____	_____
EQUITY
IHG shareholders' equity	(1,481)	(1,857)
Non-controlling interest	7	8
	______	______
Total equity	(1,474)	(1,849)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2021

	2021 Year ended 31 December	2020 Year ended 31 December
	$m	$m

Profit/(loss) for the year	265	(260)
Adjustments reconciling profit/(loss) for the year to cash flow from operations (note 9)	583	568
	_____	_____
Cash flow from operations	848	308
Interest paid	(134)	(132)
Interest received	8	2
Tax paid	(86)	(41)
	_____	_____
Net cash from operating activities	636	137
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(17)	(26)
Purchase of intangible assets	(35)	(50)
Investment in associates	-	(2)
Investment in other financial assets	(5)	(5)
Deferred purchase consideration paid	(13)	-
Capitalised interest paid	-	(1)
Distributions from associates and joint ventures	-	5
Disposal of hotel assets, net of costs and cash disposed	44	1
Repayments of other financial assets	14	13
Disposal of equity securities	-	4
	_____	_____
Net cash from investing activities	(12)	(61)
	_____	_____
Cash flow from financing activities
Issue of long-term bonds, including effect of currency swaps	-	1,093
(Repayment)/issue of commercial paper	(828)	738
Repayment of long-term bonds	-	(290)
Principal element of lease payments	(32)	(65)
Decrease in other borrowings	-	(125)
Proceeds from currency swaps	-	3
	_____	_____
Net cash from financing activities	(860)	1,354
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	(236)	1,430

Cash and cash equivalents, net of overdrafts, at beginning of the year	1,624	108
Exchange rate effects	3	86
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	1,391	1,624
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2021 have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and with International Financial Reporting Standards ('IFRSs') as issued by the IASB. The Group transitioned to UK-adopted international accounting standards in its consolidated financial statements on 1 January 2021. There was no impact or change in accounting policies from the transition. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2021 were approved by the Board on 21 February 2022. The auditor, PricewaterhouseCoopers LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2021 will be delivered to the Registrar of Companies in due course.

Financial information for the year ended 31 December 2020 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and with international accounting standards as applied in accordance with the provisions of the Companies Act 2006 and which have been filed with the Registrar of Companies. The Group's previous auditor, Ernst & Young LLP, has reported on those financial statements. Its report was unqualified with no reference to matters to which Ernst & Young LLP drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

Going concern

The resilience of the Group's fee-based model, wide geographic spread and strong cash management means that the Group has been able to generate $636m of net cash from operating activities in a year when trading has still been substantially impacted by the global pandemic. Trading has recovered significantly during 2021, with RevPAR up 46% on 2020 and returning to 70% of 2019's pre-pandemic levels.

As at 31 December 2021 the Group had total liquidity of $2,655m, comprising $1,350m of undrawn bank facilities and $1,305m of cash and cash equivalents (net of overdrafts and restricted cash).  In March 2021 the Group used cash reserves to repay £600m commercial paper under the UK's Covid Corporate Financing Facility ('CCFF').

In 2020, the Group agreed amendments of existing covenants on its syndicated and bilateral revolving credit facilities ('the bank facilities') until December 2022.

A period of 18 months has been used, from 1 January 2022 to 30 June 2023, to complete the going concern assessment. There are a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these financial statements the Directors have considered a scenario (the 'Base Case') which is based on continued improvement in demand as travel restrictions are reduced, with RevPAR assumed to reach greater than 90% of 2019 levels in 2023.  The only debt maturity in the period under consideration is the £173m 3.875% November 2022 bond which is assumed to be repaid with cash on maturity.  Under this scenario, the bank facilities remain undrawn.

The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements.  A large number of the Group's principal risks, for example macro external factors or preferred brands and loyalty, would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case.

Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Downside Case' which is based on current external market downside forecasts with RevPAR growth reduced by 8% in 2022 in comparison to the Base Case followed by similar growth rates to the Base Case in 2023. The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario.  This assumes that the performance during 2022 continues without further recovery on 2021 levels with RevPAR remaining at 70% of 2019 levels, and then with recovery in 2023. The assumptions used in the going concern assessment are consistent with those used in the viability assessment. Under the Downside Case and Severe Downside Case, the bank facilities remain undrawn.

Under the Severe Downside scenario, there is limited headroom to the covenants at 30 June 2023 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions, such as reductions in bonuses and other discretionary spend, creating substantial additional headroom. After these actions are taken, the principal risks and uncertainties which could be applicable can be absorbed within the amended covenant requirements.

In the Severe Downside Case, the Group has substantial levels of existing cash reserves available (approximately $1bn at 30 June 2023) and is not expected to draw on the bank facilities. These cash reserves would increase after the additional actions are taken as described above. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.

The leverage and interest cover covenant tests at 30 June 2022, 31 December 2022 and 30 June 2023 (the last day of the assessment period), have been considered as part of the Base Case, Downside Case and Severe Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the Severe Downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation.  The bank facilities mature in September 2023, outside the period considered by the going concern assessment and it has been assumed that these bank facilities are renewed as they mature.  However, as explained above, the going concern conclusion is not dependent on the bank facilities.  The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2023 and there are no material uncertainties that may cast doubt on the Group's going concern status. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.73 (2020: $1 = £0.78). In the case of the euro, the translation rate is $1 = €0.85 (2020: $1 = €0.88).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.74 (2020: $1 = £0.73). In the case of the euro, the translation rate is $1 = €0.88 (2020: $1 = €0.81).

3.	Segmental Information
	Revenue	2021	2020
		$m	$m

	Americas	774	512
	EMEAA	303	221
	Greater China	116	77
	Central	197	182
		_____	_____
	Revenue from reportable segments	1,390	992
	System Fund revenues	928	765
	Reimbursement of costs	589	637
		_____	_____
	Total revenue	2,907	2,394
		_____	_____

Profit/(loss)	2021 $m	2020 $m

Americas	559	296
EMEAA	5	(50)
Greater China	58	35
Central	(88)	(62)
	_____	_____
Operating profit from reportable segments	534	219
System Fund	(11)	(102)
Operating exceptional items (note 5)	(29)	(270)
	_____	_____
Operating profit/(loss)	494	(153)
Net financial expenses	(139)	(140)
Fair value gains on contingent purchase consideration	6	13
	_____	_____
Profit/(loss) before tax	361	(280)
	_____	_____

4.	Revenue
Disaggregation of revenue
Year ended 31 December 2021
	Americas m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	683	120	91	-	894
Incentive management fees	8	29	25	-	62
Central revenue	-	-	-	197	197
	_____	_____	_____	_____	_____
Revenue from fee business	691	149	116	197	1,153
Revenue from owned, leased and managed lease hotels	83	154	-	-	237
	_____	_____	_____	_____	_____
	774	303	116	197	1,390

System Fund revenues					928
Reimbursement of costs					589
					_____
Total revenue					2,907
					_____

Year ended 31 December 2020
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	452	93	61	-	606
Incentive management fees	5	14	16	-	35
Central revenue	-	-	-	182	182
	_____	_____	_____	_____	_____
Revenue from fee business	457	107	77	182	823
Revenue from owned, leased and managed lease hotels	55	114	-	-	169
	_____	_____	_____	_____	_____
	512	221	77	182	992
	_____	_____	_____	_____
System Fund revenues					765
Reimbursement of costs					637
					_____
Total revenue					2,394
					_____

At 31 December 2021, the maximum exposure remaining under performance guarantees was $85m (2020: $72m).

5.	Exceptional items
		2021 $m	2020 $m
	Cost of sales:
	Derecognition of right-of-use assets and lease liabilities	-	22
	Gain on lease termination	-	30
	Provision for onerous contractual expenditure	-	(10)
	Reorganisation costs	-	(8)
		_____	_____
		-	34
	Administrative expenses:
	Reorganisation costs	-	(19)
	Acquisition and integration costs	-	(6)
	Litigation and commercial disputes	(25)	(5)
		_____	_____
		(25)	(30)

	Impairment loss on financial assets	-	(48)

	Other impairment charges:
	Management agreements	-	(48)
	Property, plant and equipment	-	(90)
	Right-of-use assets	-	(16)
	Associates	(4)	(19)
	Contract assets	-	(53)
		_____	_____
		(4)	(226)
		_____	_____
	Operating exceptional items	(29)	(270)
		_____	_____

	Financial expenses	-	(14)
		_____	_____

	Fair value gains on contingent purchase consideration	-	21
		_____	_____

	Exceptional items before tax	(29)	(263)
		_____	_____

	Tax on exceptional items	3	52
	Exceptional tax	26	-
		_____	_____
	Tax (note 6)	29	52
		_____	_____

Litigation and commercial disputes

In 2021, relates to the provisionally agreed costs to settle two commercial disputes, $18m in the Americas region and $7m relating to a leased property in the EMEAA region.

In 2020, related to the agreed cost of settlement of $14m in respect of a lawsuit in the EMEAA region, offset primarily by the partial release of a 2019 provision related to a lawsuit in the Americas region which was settled in 2020.

These costs are presented as exceptional reflecting (i) the nature of the 2021 disputes which arose as a direct result of trading performance during Covid-19; (ii) the quantum of the settlements; and (iii) in respect of releases, consistency with the treatment applied in prior years.

Other impairment charges: associates

Relates to the reversal of the $4m fair value gain recorded in 2020 on the put option over part of the Group's investment in the InterContinental Barclay hotel. The classification as exceptional is consistent with the presentation of the initial gain (included within the net impairment charge in 2020).

Tax

An exceptional tax credit of $26m has been recorded as a result of the enactment of a change to the UK rate of corporate income tax from 19% to 25%, effective 1 April 2023.  The change has resulted in the re-measurement of those UK deferred tax assets and liabilities which are forecast to be utilised or to crystallise after this effective date, using the higher tax rate.  A further credit of $4m has been recorded within the Group statement of comprehensive income in respect of movements in deferred tax assets and liabilities originally recorded there.  The value attributable to unrecognised deferred tax assets has increased by $34m as a result of the rate change.  This has no impact on the reported tax charge.

6.	Tax

	2021			2020
	Profit/(loss) $m	Tax $m	Tax rate	Profit/(loss) $m	Tax $m	Taxrate

Before exceptional items and System Fund	401	(125)	31%	85	(32)	38%
System Fund	(11)	-		(102)	-
Exceptional items (note 5)	(29)	29		(263)	52
	_____	_____		_____	_____
	361	(96)		(280)	20
	_____	_____		_____	_____

Analysed as:
Current tax		(143)			(34)
Deferred tax		47			54
		_____			_____
		(96)			20
		_____			_____

Further analysed as:
UK tax		28			36
Foreign tax		(124)			(16)
		_____			_____
		(96)			20
		_____			_____

The 2021 UK tax charge includes credits of $26m in respect of the announced increase in the UK rate of corporate income tax (see note 5).

The deferred tax asset has increased from $113m to $147m in the year and comprises $127m (31 December 2020: $103m) in the UK and $20m (31 December 2020: $10m) in respect of other territories.  The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.

7.	Earnings/(loss) per ordinary share
		2021	2020
	Basic earnings/(loss) per ordinary share
	Profit/(loss) available for equity holders ($m)	266	(260)
	Basic weighted average number of ordinary shares (millions)	183	182
	Basic earnings/(loss) per ordinary share (cents)	145.4	(142.9)
		_____	_____

	Diluted earnings/(loss) per ordinary share
	Profit/(loss) available for equity holders ($m)	266	(260)
	Diluted weighted average number of ordinary shares (millions)	184	182
	Diluted earnings/(loss) per ordinary share (cents)	144.6	(142.9)
		_____	_____

	Diluted weighted average number of ordinary shares is calculated as:
		2021 millions	2020 millions
	Basic weighted average number of ordinary shares	183	182
	Dilutive potential ordinary shares	1	-
		______	______
		184	182
		_____	_____

8.	Dividends
The final dividend of 85.9¢ per ordinary share (amounting to $157m) is proposed for approval at the AGM on 6 May 2022. No dividends were paid in 2021 or 2020.

9.	Reconciliation of profit/(loss) for the year to cash flow from operations

	2021	2020
	$m	$m

Profit/(loss) for the year	265	(260)
Adjustments for:

Net financial expenses	139	140
Fair value gains on contingent purchase consideration	(6)	(13)
Income tax charge/(credit)	96	(20)

Operating profit adjustments:
Impairment loss on financial assets	-	88
Other impairment charges	4	226
Other operating exceptional items	25	(4)
Depreciation and amortisation	98	110
	_____	_____
	127	420

Contract assets deduction in revenue	35	25
Share-based payments cost	28	21
Share of losses of associates and joint ventures	8	14
	_____	_____
	71	60

System Fund adjustments:
Depreciation and amortisation	94	62
Impairment (reversal)/loss on financial assets	(6)	24
Other impairment (reversals)/charges	(3)	41
Other operating exceptional items	-	20
Share-based payments cost	13	11
Share of losses of associates	2	1
	_____	_____
	100	159

Working capital and other adjustments:
Increase in deferred revenue	39	1
Changes in working capital	79	(30)
Other adjustments	(8)	2
	_____	_____
	110	(27)

Cash flows relating to exceptional items	(12)	(87)
Contract acquisition costs, net of repayments	(42)	(64)
	_____	_____
Total adjustments	583	568
	_____	_____
Cash flow from operations	848	308
	_____	_____

10.	Net debt
		2021	2020
		$m	$m

	Cash and cash equivalents	1,450	1,675
	Loans and other borrowings - current	(292)	(869)
	Loans and other borrowings - non-current	(2,553)	(2,898)
	Lease liabilities - current	(35)	(34)
	Lease liabilities - non-current	(384)	(416)
	Derivative financial instruments hedging debt values	(67)	13
		_____	_____
	Net debt*	(1,881)	(2,529)
		_____	_____
	* See the Use of Non-GAAP measures section.
	In the Group statement of cash flows, cash and cash equivalents is presented net of $59m bank overdrafts (31 December 2020: $51m).

Cash and cash equivalents includes $9m (31 December 2020: $5m) restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $77m (31 December 2020: $44m) is held within countries from which funds are not currently able to be repatriated to the Group's central treasury company.

Syndicated and Bilateral Facilities

The Group's $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were both undrawn at 31 December 2021 and 31 December 2020.

The following table details performance against the Group's covenant tests, which were waived until 31 December 2021 and have been relaxed for test dates in 2022. The measures used in these tests are calculated on a frozen GAAP basis and do not align to the values reported by the Group as Non-GAAP measures:

	2021	2020

Covenant EBITDA ($m)	601	272
Covenant net debt ($m)	1,801	2,375
Covenant interest payable ($m)	133	111
Leverage	3.00	8.73
Interest cover	4.52	2.45
Liquidity ($m)	2,655	2,925

11.	Movement in net debt
		2021	2020
		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(236)	1,430
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	32	65
	Issue of long-term bonds, including effect of currency swaps	-	(1,093)
	Repayment/(issue) of commercial paper	828	(738)
	Repayment of long-term bonds	-	290
	Decrease in other borrowings	-	125
		_____	_____
		860	(1,351)
		_____	_____
	Decrease in net debt arising from cash flows	624	79

	Other movements:
	Lease liabilities	(7)	144
	Increase in accrued interest	(1)	(5)
	Disposals	3	19
	Exchange and other adjustments	29	(101)
		_____	_____
		24	57
		_____	_____
	Decrease in net debt	648	136

	Net debt at beginning of the year	(2,529)	(2,665)
		_____	_____
	Net debt at end of the year	(1,881)	(2,529)
		_____	_____

12.	Assets and liabilities sold

Three hotels in the Americas region have been sold in 2021. Total cash consideration of $46m was received with no gain or loss arising after charging disposal costs. Net assets of $44m disposed comprised $45m property, plant and equipment and $2m right-of-use assets, less $3m lease liabilities. The net cash inflow arising was $44m.

In 2020, the Group sold one hotel in EMEAA, the Holiday Inn Melbourne Airport. Total consideration of $2m was received with a total gain, net of disposal costs, of $3m. The gain was included in other operating income in the Group income statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	22 February 2022